UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Mitsubishi UFJ Financial Group and Morgan Stanley Announce

Agreements to Strengthen Global Alliance

Tokyo, July 1, 2009 — Mitsubishi UFJ Financial Group, Inc. (MUFG: President and CEO Nobuo Kuroyanagi) and Morgan Stanley (Morgan Stanley: Chairman and CEO John J. Mack) today announced new initiatives on a global basis that form the second step in the strengthening of their strategic alliance. The first step, the Memorandum of Understanding to integrate the two firms’ securities businesses in Japan, was announced in March. The new initiatives are as follows:

1.	Establishment of a joint marketing company for corporate finance business in the Americas

MUFG and Morgan Stanley have agreed that MUFG’s subsidiary, The Bank of Tokyo-Mitsubishi UFJ (BTMU), and Morgan Stanley will jointly establish a new company called Morgan Stanley MUFG Loan Partners, LLC.

The two firms will collaborate through this new joint marketing company to leverage the expertise of MUFG and Morgan Stanley in various areas, including corporate finance and securities underwriting, and to provide first class financial services to corporate customers in the U.S., Canada, and Central and South America.* (*Canada, Central and South America are subject to clearance of any regulatory requirements)

«Outline of the new company»

Name:	Morgan Stanley MUFG Loan Partners, LLC

Registered Office:	Wilmington, County of New Castle, Delaware 19808, U.S.A.

Capital:	US$500,000 (BTMU and Morgan Stanley will each invest 50%)

2.	Establishment of collaboration arrangements in Asia and EMEA

BTMU and Morgan Stanley have agreed to establish collaboration arrangements for mutual customer referrals in Asia (ASEAN, India, Australia, Korea, Taiwan and Hong Kong) and in Europe, the Middle East and Africa for securities underwriting, syndicated loans, derivatives business and other businesses. By utilizing these arrangements, the two firms aim to provide a wide range of innovative products and services that meet the diverse needs of their customers.

3.	Commodities referral agreement

BTMU and Morgan Stanley Capital Group (MSCG), a Morgan Stanley subsidiary, have entered into a global Commodities Referral Agreement that will enable BTMU to refer its clients to MSCG with respect to commodities transactions.

In the current environment, customers and resource development projects have increasingly sophisticated requirements for hedging fluctuations in commodity prices and other risks. Through this agreement, it will be possible to provide highly value-added products and services globally to BTMU’s customers that are engaged in the global commodity business by fully leveraging BTMU’s global strength in project finance and its broad customer base along with MSCG’s competitive strength in the commodities business.

4.	Employee Secondment

MUFG and Morgan Stanley have also agreed to the framework of a secondment program to facilitate sharing of best practices between the two companies. The purpose of the program is to, through the experience of working in different corporate cultures, facilitate sharing of expertise and knowledge, and employee training, and to further improve services provided to their customers by maximizing the benefits of the strategic alliance.

In order to jointly provide outstanding financial services to customers, MUFG and Morgan Stanley are committed to maximizing the benefits of their global strategic alliance including possible initiatives in other business areas.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relation Division	81-3-3240-7651

Morgan Stanley	Media Relations	81-3-5424-5013